Exhibit 99.1

    BMO’s Code of Conduct

BMO’s Code of Conduct

Table of Contents

Doing What’s Right	4

Our Values and the Code of Conduct	4

If you’re not sure, ask!	5

Consequences of not following the Code	6

Report suspected violations of the Code	6

We do not tolerate retaliation	6

Doing What’s Right: Making Decisions	7

Principle 1 — Be honest and respectful	8

We uphold high standards for how we operate	8

We are inclusive.	8

We maintain a safe environment for our employees and our customers.	8

Principle 2 — Be alert to behaviour contrary to the Code	9

Maintain our high ethical standards	9

Speak Up!	10

Disclose	10

Principle 3 — Be true to the letter and spirit of the law	12

Anti-bribery and anti-corruption requirements	12

Anti-money laundering (AML) and anti-terrorist financing requirements	12

BMO policies	13

Interactions with customers and the public	13

Government and legal requirements	13

Investigations, audits and examinations	13

Competing fairly	14

Personal trading in securities	14

BMO’s Code of Conduct

Political participation	15

Social Media Use	15

Principle 4 — Be conscientious about security	16

Protect confidential information	16

Protect and respect BMO property	17

Principle 5 - Manage conflicts of interest	19

Gifts, entertainment, other benefits and payments	19

Misuse of position	19

Outside activities	20

BMO’s Code of Conduct

        Doing What’s Right

Good choices, strong culture

BMO’s success and reputation are built on the trust we’ve earned from the people we work with and the customers we serve.

Our reputation is one of our greatest assets and everyone has a role in building and maintaining it. We consider the impact our business decisions have on our stakeholders and the communities where we do business, and we are committed to doing the right thing, always. This commitment to ethics and sustainability is the foundation of our stakeholders’ trust in us and is integral to our Purpose: Boldly Grow the Good in business and life.

Our Purpose inspires us to pursue our Strategic Priorities and business goals with the highest standard of integrity and fuels our desire to generate sustainable growth and success that is mutual and inclusive.

BMO’s Code of Conduct (Code) is the performance standard we commit to every day as BMO employees. It is our enduring ethical guide and its principles are not negotiable.

The Code applies to BMO’s Board of Directors, to the directors of the boards of BMO’s subsidiaries and to all employees of BMO Financial Group.

        Our Values and the Code of Conduct

The Code of Conduct is based on our Values. Together they clarify what is expected of us and support how we do our work.

Our Values are:

•	Integrity: Do what’s right.

•	Empathy: Put others first.

•	Diversity: Learn from difference.

•	Responsibility: Make tomorrow better.

BMO’s Code of Conduct

Our Code has five principles:

1.	Be honest and respectful.

2.	Be alert to behaviour contrary to the Code.

3.	Be true to the letter and spirit of the law.

4.	Be conscientious about security.

5.	Manage conflicts of interest.

Adhering to these principles ensures that our actions align with our Purpose as we continually meet the expectations of our stakeholders.

        If you’re not sure, ask!

Read and understand this Code, as well as the Corporate Policies, Corporate Standards, Operating Procedures, Directives and subsidiary policies that apply to your position. Together, they help us do our jobs efficiently and responsibly.

If you have questions or concerns about your workplace environment, including about colleague interactions, compensation, performance and goal setting, speak to your manager or the Human Resources Centre.

If you have any questions or concerns about a legal, ethical or reputational situation, consult your manager, the Ethics Office, Speak Up! Service, or one of the support teams listed in the Speak Up! Playbook.

BMO’s Code of Conduct

        Consequences of not following the Code

Breaching the Code damages our reputation, exposes our business to risk, and can lead to legal consequences. Anyone who violates the Code will face corrective measures up to and including termination of employment and legal action.

        Report suspected violations of the Code

We must speak up when we have questions or see something that isn’t aligned with the Code or Supplier Code of Conduct (Supplier Code). BMO’s Speak Up! Framework brings together the key resources that support BMO’s commitment to creating and sustaining a speak up culture where questions, concerns and feedback can be raised without fear of retaliation.

        We do not tolerate retaliation

BMO’s culture is open — this means we are fair, transparent, and accountable. Employees can voice concerns without fear. We do not tolerate retaliation against anyone who reports a concern, supports an employee who reports a concern - or participates in an investigation. Retaliation violates the Code and it is also against the law in some of the jurisdictions where we operate.

The Speak Up! Playbook and Whistleblower Process explain how BMO protects employees against retaliation.

Did you know?

BMO is committed to creating an environment where employees feel safe to speak up and be candid without fear of retaliation by:

•	Clearly outlining a zero tolerance for retaliation in the Code and requiring all employees to confirm annually their understanding of and compliance with the Code;

•	Providing ongoing training and communications to employees and managers about raising concerns to foster a Speak Up! culture;

•	Providing employees with several reporting channels to safely speak up, including a confidential and anonymous Speak Up! Service;

•	Taking all allegations of retaliation seriously and conducting appropriate internal reviews;

•	Requiring termination decisions to be reviewed by Employee Relations and Senior Leadership to verify that the decision to terminate is not retaliatory; and

•	Ensuring those who retaliate face serious consequences, up to and including termination.

BMO’s Code of Conduct

        Doing What’s Right: Making Decisions

From the workplace to our personal lives, for most of us the right decision feels more or less automatic. However, there are times when matters and situations are more complex and the right course of action is less apparent.

Determining the right thing to do may be as simple as asking yourself a few key questions.

What is your inner voice telling you?

What if your decision made tomorrow’s media headline?

What would those closest to you think?

Consider the things that matter and anticipate the potential consequences of your choices.

If you feel comfortable and confident, the decision to move forward is likely appropriate.

If you are uncomfortable or simply unsure, do not proceed. If you second guess your decision or justify it by claiming it’s harmless or victimless, it’s very likely not the right thing to do.

Admit you don’t have the answers. Ask questions. Get more information. Your Manager is usually the first place to get assistance or raise a concern.

Boldly Grow the Good in business and life. How we behave and the decisions we make at work defines us as a bank. Our Purpose gives us permission to think big and aim higher and it’s underpinned by all of us adhering, without exception, to the high standards we have set for ourselves and by choosing to do what’s right, always.

BMO’s Code of Conduct

        Principle 1 — Be honest and respectful

Maintain integrity, empathy and responsibility in all our decisions and actions.

Our Purpose and our values guide us to do what’s right. They ensure we act with integrity in relation to all BMO’s customers, employees, suppliers and competitors, as well as any other third party or business partner.

We uphold high standards for how we operate. As a company, we consider the environmental and social impacts of our decisions. It’s an essential part of upholding our commitment to grow the good through ethical and sustainable business practices.

We are inclusive. We welcome and support individuals from diverse backgrounds, perspectives and communities. Our behaviour, communications and interactions with our colleagues in the workplace must be respectful, professional and align with the Code. Workplace relationships must always be civil, and free of discrimination and harassment. We must ensure all employees feel valued, respected and heard.

We maintain a safe environment for our employees and our customers. We are all entitled to work and do business in an environment free of violence (physical and verbal) and other health hazards. We take all reasonable and necessary precautions to ensure our offices and branches remain safe places for employees and customers.

Did you know?

Employees can report any security concerns or inquiries here, including existing or potential Physical Security incidents such as workplace disruptions, property damage, and lost or stolen bank equipment. For incidents that require urgent or real-time attention, employees can contact the Physical Security Contact Centre at 1-800-268-9373.

BMO’s Code of Conduct

        Principle 2 — Be alert to behaviour contrary to the Code

Be alert to possible misconduct and violations of the Code. Report concerns promptly to the appropriate people or department.

        Maintain our high ethical standards

We’re all responsible for speaking up when we have questions or see something that doesn’t seem right. Speaking up helps us sustain an ethical culture and supports our Purpose: Boldly Grow the Good in business and life. It takes courage to ask questions, share feedback and raise concerns, but please be candid, be bold and be brave. Also know that you will be supported and protected from retaliation when you speak up.

Misconduct is behaviour that falls short of legal, professional, internal conduct or ethical standards. Misconduct conflicts with the Code and could harm BMO’s reputation, employees or others.

BMO’s Speak Up! Framework brings together the key resources that support BMO’s commitment to creating and sustaining a Speak Up! culture where questions, concerns and feedback can be raised without fear of retaliation.

Confidential and Anonymous Reporting

Whistleblower Process

Your Guidance

Speak Up! Playbook

The Foundation

BMO’s Code of Conduct

Principle 2: Be alert to behaviour contrary to the Code

Supplier Code of Conduct

BMO’s Code of Conduct

“ Speak up when something does not seem right. Ask questions if you are unsure. And in making the right decision, you can count on the unwavering support of the entire organization .”

— Darryl White, Chief Executive Officer

        Speak Up!

To raise a concern or report a possible violation, consult your manager or one of the departments listed in the Speak Up! Playbook.

These resources can help as a first step to raising concerns related to the Code:

•	Ethics Office

•	Speak Up! Service (for anonymity)

•	Global Investigations

•	Employee Relations

•	Enterprise Fraud Management

•	Chief Legal & Compliance Officer, International (for employees in the UK, Europe and Asia)

To report concerns about accounting irregularities, internal controls over financial reporting or auditing matters, contact Ethics directly or through BMO’s Speak Up! Service.

        Disclose

You must disclose information required by law. You do not need to provide notice to or get consent from BMO when you report possible violations of laws or regulations to, or respond to formal inquiries from, or testify before any governmental agency or self-regulating authority.

BMO’s Code of Conduct

          Action will be taken

After you raise a concern, it will be referred to the appropriate team for review. No further action is required from you unless you are contacted for more information. All employees are obligated to fully cooperate with investigations. For privacy reasons, you will not be provided with specific details of an investigation, including the outcome, but be assured action will be taken in cases where a violation is found.

          Speak Up! Investigate Respond

          Retaliation

BMO is committed to creating an environment where employees can speak up and be candid without fear of retaliation. Managers must lead by example and create an environment where their team members always feel safe speaking up. When employees raise concerns, managers have an obligation to protect them from retaliation in any form.

Retaliation can be any action that deters an employee from or punishes an employee for speaking up. Never retaliate against anyone who raises a concern. Take concerns you receive seriously and never make anyone feel they were wrong to raise them.

If you feel that you have been retaliated against for raising a concern, report it to Ethics.

          Did you know?

Retaliation includes firing, demoting, harassing, disciplining, discriminating against, taking adverse job action, or any other behaviour that threatens or punishes an employee who in good faith:

•	Reports suspected misconduct by another employee, either internally or externally;

•	Reports an incident of harassment, including sexual harassment, or discrimination, either internally or externally;

•	Provides information, participates, or otherwise assists in any investigation of a concern;

•	Refuses to engage in misconduct or prevents misconduct from being committed;

•	Questions whether something is ethical or in accordance with the Code;

•	Encourages or supports an employee to report a concern.

BMO’s Code of Conduct

        Principle 3 — Be true to the letter and spirit of the law

Always follow both the letter and spirit of the law.

If following the Code would cause you to violate local law, follow local law. However, if a conflict arises between local custom and the Code, follow the Code. If your business unit or location has policies that are more restrictive than the Code, follow the more restrictive policies.

        Anti-bribery and anti-corruption requirements

•	Comply with all anti-bribery and anti-corruption (ABAC) laws and regulations applicable in jurisdictions in which BMO operates.

•	Do not accept or offer bribes, kickbacks or facilitation payments and do not engage in other corrupt practices.

•	BMO is prepared to forego sales, contracts and other business advantages if necessary to maintain its commitment to conducting business with integrity and in full compliance with ABAC laws.

•	Follow the anti-bribery and anti-corruption principles as outlined in BMO’s Anti-Bribery and Anti-Corruption Operating Directive.

•	Promptly report any suspected corrupt activities to Anti-Corruption or to Ethics or through the anonymous Speak Up! Service.

•	Ensure suppliers are aware of, understand and respect the principles of BMO’s Supplier Code.

•	BMO’s Statement on Anti-Bribery and Anti-Corruption can be found here.

        Anti-money laundering (AML) and anti-terrorist financing requirements

•	Comply with regulatory and AML Program requirements on anti-money laundering, anti-terrorist financing and sanctions measures.

•	Collect all required customer information.

•	Do not provide financial services or advice contrary to law and AML Program requirements, and do not help customers evade these requirements.

•	Report unusual activities as described in BMO’s Anti-Money Laundering, Anti-Terrorist Financing and Sanctions Measures Program. Customers must not be told that their activities are being reported.

BMO’s Code of Conduct

        BMO policies

•	Understand and comply with Corporate Policies, Corporate Standards, Operating Procedures or Directives and subsidiary policies as they apply to your position.

        Interactions with customers and the public

•	Understand our products and services and the rules that apply to them, including the need to provide disclosure and obtain customer consent.

•	Understand our customers’ circumstances, including their financial needs, and offer products and services that are appropriate for them.

•	Do not take advantage of, coerce, impose excessive or persistent pressure on, or provide false or misleading information to a customer or any member of the public.

        Government and legal requirements

•	Meet all legal and regulatory obligations.

•	Comply with governmental and industry standards in each jurisdiction where BMO operates.

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Do not engage in financial crime or misappropriation — including embezzlement, kiting, float creation, forgery, tax evasion, benefit fraud, or other improper use of funds, property or other assets. Do not help others do these things.

          Did you know?

All employees must immediately notify Employee Relations if they are convicted of or have agreed to enter into a pretrial diversion or a similar program related to charges involving dishonesty, breach of trust, money laundering, and any criminal offence that is relevant to their job. Employee Relations will then guide and advise them on next steps, if any.

        Investigations, audits and examinations

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Refer requests for information from investigators, regulators and auditors to the right people. If the request does not identify a specific person, contact one of the departments listed in the Speak Up! Playbook.

•	Cooperate fully with investigations, audits, examinations and reviews by BMO, governments, regulators and law enforcement agencies.

•	Do not frustrate, circumvent inquiries or make false or misleading statements.

•	Comply with any notice to preserve records — that is, written requests with instructions to keep records that may be needed for an investigation or legal action.

•	Do not retaliate (or threaten to retaliate) against anyone cooperating with, or giving information to, investigations, audits, examinations or reviews, or allow anyone else to retaliate.

BMO’s Code of Conduct

        Competing fairly

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Follow all laws that seek to prevent unfair competition (competition/antitrust laws). Do not reach an understanding with a competitor that (1) influences prices, fees or rates, (2) divides up markets or customers or (3) limits or controls the types or volume of products or services we or our competitors may offer.

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Be mindful of the above-mentioned topics and the Trade Association and Industry Group Guidance if you are participating in a trade association or other industry group activity, or in any interaction with a competitor. If they arise, speak up and say you will not participate in the discussions.

•	Be careful and seek legal advice when engaging in business activities that might reduce competition.

•	Do not share non-public information about BMO’s business with a competitor.

•	Ensure that all BMO’s advertising and public statements are never misleading and that we follow all local laws relating to advertising and marketing.

•	Always follow the Competition/Antitrust Directive and promptly contact Competition. Antitrust@bmo.com or Ethics (directly or through the anonymous Speak Up! Service) if you have concerns.

Vignette: Competing Fairly

I attend a regular meeting of professionals in the financial industry, some of which are former BMO employees and friends. Usually these meetings focus on general industry trends, regulatory updates and the like. Often, we go for dinner afterwards to socialize. Recently at one of these dinners, a friend who works at a competing financial services company suggested that we exchange information on a topic that I know is confidential and which relates to BMO’s competitiveness. By doing this, my friend said that we might be able to “help each other perform better”. This does not feel right. I’m not sure how to respond.

You must never share confidential information about BMO’s business or plans outside of BMO, including with a competitor. Agreements and understandings with competitors are prohibited if they are about prices, fees, rates, markets, customers, products or services. Any suggestion of an agreement or understanding between BMO and a competitor on any topic must be reviewed with Legal & Regulatory Compliance. If you are approached by a competitor on a subject that you feel could be improper, you must make it clear to them that you are not interested in participating any further and immediately report the incident.

        Personal trading in securities

•	Do not engage in trading activities that abuse or undermine the integrity of the capital markets.

BMO’s Code of Conduct

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Do not use inside information or share it with others. Do not trade securities (including BMO securities) based on material, non-public information - that is, information which could have a significant effect on the market price or value of a security. These actions violate securities regulations, as well as our Code.

•	Do not spread rumours to manipulate a security price. Do not engage in market timing of securities and mutual funds.

•	Comply with BMO’s internal trading policies that apply to you.

        Political participation

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Comply with legal, regulatory, and policy requirements for political participation, including using corporate funds to support political candidates, campaigns, committees, or other political groups on BMO’s behalf. Certain employees may be subject to additional limitations on personal political contributions.

        Did you know?

In the U.S., use of company resources (such as email, letterhead, and phones) or facilities for a political purpose may constitute an in-kind political contribution and could violate campaign finance laws.

        Did you know?

•	All employees must abide by the requirements set out in the Personal Trading in Securities and the Prevention of Insider Trading Operating Directive.

•	Certain employees are also subject to separate policies governing the treatment of potentially material non-public information. Additional information is available here.

        Social Media Use

Your use of social media can expose BMO to reputation, legal and regulatory risks. To avoid this, ensure that your actions online are respectful and in accordance with the Code, BMO’s Social Media guidelines, any social media policies that apply to your business unit, as well as other BMO policies, including policies on corporate disclosure, confidentiality and customer, supplier, and employee privacy. Unless you have been specifically authorized to do so by Media Relations or the Enterprise Social Media Team, do not post about BMO products and services on social media. For more information see BMO’s Social Media guidelines.

BMO’s Code of Conduct

Principle 4 — Be conscientious about security

Keep non-public information confidential — including non-public information about BMO’s customers, suppliers and employees. Protect BMO’s systems and other assets from improper access and use.

        Protect confidential information

Protect non-public information of BMO’s customers, suppliers, and fellow employees (past, present and those we are engaged with as prospects). Comply with all laws that concern collecting, using, disclosing, retaining, disposing of and allowing access to confidential information. BMO monitors personal banking, investment and loan accounts, systems and applications that store and transmit information (servers, networks, email, Internet browsing, etc.), as well as personal mobile devices approved for business, to identify inappropriate behaviour or activity. Employees must not save or transmit any BMO information to personal devices. Employees may only use BMO approved channels for business communications.

Protect personal information Obey all privacy laws and BMO policies on customer and employee personal information.

Protect confidential commercial information Appropriately manage information that is protected by contractual terms and confidentiality or non-disclosure agreements.

Using and disclosing customer and employee information Use and disclose this information only for the specific purpose for which it was collected. Always get consent before using or disclosing an individual’s information unless BMO already has the individual’s consent or unless otherwise permitted by law.

Accessing customer and employee information Access customer and employee information in BMO systems or other media only for legitimate business purposes. Keep customer and employee information strictly confidential and use or disclose it only under the terms of BMO’s Information Security Standards.

Disclosing BMO Information Do not disclose non-public information to anyone except under the terms of BMO’s Disclosure Standard. Only authorized spokespersons may disclose material information about BMO. Ask authorized spokespersons to respond to any inquiries you receive, including those from the investment community or media.

BMO’s Code of Conduct

Authorized spokespersons must ensure that every public disclosure is full, factual, accurate, understandable, timely, objective, relevant, broadly disseminated and consistent with BMO’s Disclosure Standard, as well as any legal requirements.

Reporting material BMO information Communicate all developments, facts or changes you are aware of that could reasonably be material to public disclosures of BMO information by following the escalation processes detailed in BMO’s Disclosure Standard.

Ensuring information security Be alert to external security threats to BMO information and information entrusted to us—don’t put this information at risk. You must always adhere to protecting BMO information securely both in our workplace and when working off-site. When accessing BMO’s network remotely you are required to use BMO’s Virtual Private Network (VPN) to protect yourself and BMO against criminals seeking to breach our security. When you send an email with confidential and highly sensitive information to external recipients it must be encrypted via [PROTECT], and you must retain and dispose of information in the correct manner. You should always report suspicious e-mails to BMO’s IsItSafe service.

Managing information Comply with our standards and procedures to ensure the accuracy, completeness and proper maintenance of records, data and information BMO owns, creates, collects, uses and manages, in all types of media. You must:

o	Know how long to keep records, especially those for any pending, threatened or foreseeable investigation, audit, regulatory examination or legal proceeding.

o	Remember that others may review any record you create, including email and virtual chat messages.

o	Share and store BMO information in accordance with BMO’s Permission Guide.

Respect intellectual property rights Ensure content, products, services, processes, systems and technologies do not violate the intellectual property rights (patents, copyrights, trademarks, trade secrets) of others.

Did you know?

You should only view client information when there is a legitimate business reason; and never disclose information without proper authorization. Please contact the Privacy Office if you become aware of any unauthorized access, use or disclosure of personal information.

        Protect and respect BMO property

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Protect & respect BMO’s intellectual property rights (patents, copyright, trademarks and trade secrets) which encompass everything you are hired to do and everything you create using BMO data, BMO information, or BMO resources.

BMO’s Code of Conduct

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Use BMO property (such as telephones, voicemail, faxes, computer networks, email and instant and text messaging) only for legitimate business purposes. Keep the nature and extent of any personal use of such property reasonable and consistent with BMO standards, including the Code. Do not install unauthorized software or storage devices on BMO-owned computers and devices.

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Do not use BMO property to transmit, view, generate, print, retrieve, download or store communications that are discriminatory, defamatory, obscene, damaging (such as computer viruses), threatening or harassing. Do not use or distribute material that is inappropriate in a business environment (such as sexually-oriented literature or chain letters). Follow BMO’s Acceptable Use Standards when using BMO property.

•	Protect BMO systems and other assets, as well as those of BMO’s suppliers against improper use.

BMO’s Code of Conduct

Principle 5 - Manage conflicts of interest

Ensure personal and business affairs do not conflict — or appear to conflict — with BMO’s interests or the interests of BMO’s current or prospective customers, counterparties and suppliers.

A potential conflict of interest may exist:

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if your personal interests impair — or appear to impair — your judgment, loyalty, objectivity or impartiality in dealing with BMO or with current or prospective clients, customers, counterparties or suppliers.

•	if BMO’s interests may be materially opposed to the interests of its clients, customers, counterparties or suppliers.

Be aware of potential conflicts and use good judgment to avoid them.

Employees must follow BMO policies to disclose clearly and promptly, matters that could pose a potential, perceived or actual conflict of interest.

Gifts, entertainment, other benefits and payments Do not offer, give or receive anything of value (including gifts, entertainment, political/charitable contributions, improper payments, employment opportunities, or other benefits) which is intended to improperly influence a business decision, gain an unfair competitive advantage, obtain business, or compromise (or appear to compromise) the recipient’s or donor’s judgment or honest performance of their duties. Do not directly or indirectly promise, approve, or offer anything of value to a public official or use an intermediary to do so on your behalf without first seeking approval from the Anti-Corruption Office. If you have a question or a concern, review the Anti-Bribery and Anti-Corruption Operating Directive, get advice from your manager or consult the Anti-Corruption Office.

Did you know?

Gifts and Entertainment need to be logged in BMO’s Gift & Entertainment Tracker (G&E Tracker). You can also seek pre-approvals, when necessary, through the G&E Tracker. If you have any questions about logging thresholds or have questions about how to use the G&E Tracker, visit the G&E Tracker Resources page or contact the Anti-Corruption Office.

Misuse of position Do not use your position or connection with BMO to benefit yourself or people with whom you have a relationship, such as family members, personal friends, business associates or colleagues. Do not use your employee banking privileges as a benefit for others or for personal profit; use them only for the purposes intended (for example, using the preferred exchange rate when you are travelling is acceptable, while using the preferred exchange rate to trade currency on financial markets is not). Do not use your position to harm our customers’ interests. Do not use access to BMO information or other assets to personally benefit yourself or people to whom you are connected.

BMO’s Code of Conduct

Outside activities You must obtain approval before engaging in certain activities outside of BMO to ensure any potential, perceived or actual conflict with BMO’s interests is promptly identified and managed. The Managing Conflicts of Interest Operating Directive provides detailed guidance. Managers are responsible for reviewing and making a decision on all outside activities. Follow all laws, regulations, and internal procedures. Do not use company resources or BMO premises to engage in personal activities. Make it clear that BMO is not associated with the outside activity. Don’t make statements that might discredit BMO or our competitors.

Some examples of outside activities include:

•	Volunteering —includes roles in religious, educational, cultural, social, charitable or other non-profit entities (for example, a board director or treasurer of a non-profit entity).

•	Employment in addition to BMO.

•	Political Participation — including running for public office, supporting a candidate who is running for office, or actively advocating for a cause.

•	Outside business interests – including director roles at a for-profit, non-BMO company, or ownership interests in a for-profit business entity.

•	Public expression of personal views — this is especially important for employees who have a public profile as spokespersons for BMO.

•	Serving as a trustee or an executor, or in a similar role, for a current or former customer and non-family member.

•	Written, published material and social media — including writing books, articles for publication, running a personal website or blog, or sharing information on social media.

For additional examples see the Managing Conflicts of Interest Operating Directive.

Did you know?

The definition of “Public Official” is broader than just members of government, and may include business associates such as employees of commercial enterprises that are state-owned or in which a government agency has an ownership interest and exercises some control. If you have any questions about the definition of Public Official, contact the Anti-Corruption Office for guidance.